Registration No.  333-63256
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 545

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 26, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


             IBBOTSON(R) CORNERSTONE EQUITY STYLE PORTFOLIO
             IBBOTSON(R) CENTERPIECE EQUITY STYLE PORTFOLIO
               IBBOTSON(R) PINNACLE EQUITY STYLE PORTFOLIO
                                 FT 545



FT 545 is a series of a unit investment trust, the FT Series. FT 545 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") of companies selected by applying the asset allocation knowledge of Ibbotson Associates and the stock selection expertise of Nike Securities L.P. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Trust has an expected maturity of approximately three years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


              The date of this prospectus is June 26, 2001

                       Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           28
Portfolios                                              28
Risk Factors                                            29
Public Offering                                         30
Distribution of Units                                   32
The Sponsor's Profits                                   33
The Secondary Market                                    33
How We Purchase Units                                   33
Expenses and Charges                                    33
Tax Status                                              34
Retirement Plans                                        36
Rights of Unit Holders                                  36
Income and Capital Distributions                        37
Redeeming Your Units                                    37
Removing Securities from a Trust                        38
Amending or Terminating the Indenture                   39
Information on Ibbotson Associates,
   the Sponsor, Trustee and Evaluator                   39
Other Information                                       41

                     Summary of Essential Information

                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                           Ibbotson(R)      Ibbotson(R)     Ibbotson(R)
                                                                           Cornerstone      Centerpiece     Pinnacle
                                                                           Equity Style     Equity Style    Equity Style
                                                                           Portfolio        Portfolio       Portfolio
                                                                           ___________      ___________     ___________
Initial Number of Units (1)                                                    25,006           24,993          24,992
Fractional Undivided Interest
   in the Trust per Unit (1)                                                 1/25,006         1/24,993        1/24,992
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                           $    9.700         $  9.700        $  9.700
   Initial Sales Charge of 3.00% of the Public Offering Price
      per Unit (3.093% of the net amount invested) (3)                     $     .300         $   .300        $   .300
Public Offering Price per Unit (4)                                         $   10.000         $ 10.000        $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                            $    9.700         $  9.700        $  9.700
Redemption Price per Unit (based on
    aggregate underlying value of Securities) (5)                          $    9.700         $  9.700        $  9.700
CUSIP Number                                                               30266H 793       30266H 819      30266H 835
Fee Accounts CUSIP Number                                                  30266H 801       30266H 827      30266H 843
Security Code                                                                   60943            60945           60947
Ticker Symbol                                                                  FICEQX           FICESX          FIPEQX

First Settlement Date                  June 29, 2001
Mandatory Termination Date (6)         June 30, 2004
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2001.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) You will pay the initial sales charge at the time of purchase. The maximum sales charge you will pay includes the initial sales charge and also includes a daily accrued deferred sales charge and creation and development fee which are collected as described in "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately three years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                   Amount
                                                                                                                   per Unit
                                                                                                                   ____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                 3.00%(a)      $.300
Daily accrued deferred sales charge cap over the life of a Trust                                     0.70%(b)      $.060(b)
Creation and development fee cap over the life of a Trust                                            1.05%(c)      $.105
                                                                                                     _______       _______
(the annual creation and development fee is .35% of average daily net assets for a Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
 over the life of a Trust) (c)                                                                       4.75%         $.465
                                                                                                     =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .130%(d)      $.013
                                                                                                     =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                               .068%         $.0068
Trustee's fee and other operating expenses                                                           .190%(f)      $.0189
                                                                                                     _______       _______
Total                                                                                                .258%         $.0257
                                                                                                     =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         3 Years
__________     __________
$394           $561

The example will not differ if you hold rather than sell your Units at the end of each period.

_________________

(a) The initial sales charge is equal to 3.00% of the Public Offering Price per Unit.

(b) The daily accrued deferred sales charge is a fixed dollar amount equal to $.060 per Unit (approximately $.020 per Unit per year) which will be accrued at the daily rate of $.00005479 per Unit and deducted monthly beginning July 20, 2001 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at such Trust's termination. If you purchase Units at a price equal to $10.00 per Unit, the daily accrued deferred sales charge on a percentage basis is equal to .60% of the Public Offering Price. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the daily accrued deferred sales charge will not change but the daily accrued deferred sales charge on a percentage basis will be more than .60% of the Public Offering Price. However, in no event will the daily accrued deferred sales charge exceed
 .70% of the Public Offering Price per Unit. When you purchase Units you will only be subject to daily accrued deferred sales charge payments not yet accrued. If you redeem or sell Units, you will not be subject to any remaining unaccrued deferred sales charge payments at the time of sale or redemption.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Trust. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%.
However, in no event will we collect over the life of a Trust more than 1.05% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Historically, we paid these costs. In addition, other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 545


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 545, comprising the Ibbotson(R) Cornerstone Equity Style Portfolio; Ibbotson(R) Centerpiece Equity Style Portfolio and Ibbotson(R) Pinnacle Equity Style Portfolio (the "Trusts"), as of the opening of business on June 26, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 26, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 545, comprising the Ibbotson(R) Cornerstone Equity Style Portfolio; Ibbotson(R) Centerpiece Equity Style Portfolio and Ibbotson(R) Pinnacle Equity Style Portfolio, at the opening of business on June 26, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
June 26, 2001

                         Statements of Net Assets

                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001



                                                                          Ibbotson(R)       Ibbotson(R)         Ibbotson(R)
                                                                          Cornerstone       Centerpiece         Pinnacle
                                                                          Equity Style      Equity Style        Equity Style
                                                                          Portfolio         Portfolio           Portfolio
                                                                          __________        ___________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)        $242,561          $242,433            $242,423
Less liability for reimbursement to Sponsor for organization costs (3)        (325)             (325)               (325)
                                                                          ________          ________            ________
Net assets                                                                $242,236          $242,108            $242,098
                                                                          ========          ========            ========
Units outstanding                                                           25,006            24,993              24,992

ANALYSIS OF NET ASSETS
Cost to investors (4)                                                     $250,063          $249,931            $249,921
Less initial sales charge (4)                                               (7,502)           (7,498)             (7,498)
Less estimated reimbursement to Sponsor for organization costs (3)            (325)             (325)               (325)
                                                                          ________          ________            ________
Net assets                                                                $242,236          $242,108            $242,098
                                                                          ========          ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $900,000 will be allocated among each of the three Trusts in FT 545, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.013 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The aggregate cost to investors includes the initial sales charge computed at the rate of 3.00% of the Public Offering Price per Unit, assuming no reduction of the initial sales charge as set forth under "Public Offering." The daily accrued deferred sales charge, which accrues on a daily basis and which will total $.060 per Unit over the life of a Trust, will be paid to the Sponsor in monthly installments beginning on July 20, 2001 and on the twentieth day of each month thereafter (or the preceding business day if the twentieth day is not a business day) over the life of a Trust and at such Trust's termination. If Unit holders redeem or sell Units, they will not be subject to any remaining unaccrued deferred sales charge payments at the time of sale or redemption.

                          Schedule of Investments

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP GROWTH COMPANIES:
            Capital Goods
            ____________
53          CHP        C&D Technologies, Inc.                                    0.58%           $26.700       $1,415
            Consumer Cyclicals
            _________________
24          SLOT       Anchor Gaming                                             0.58%            58.450        1,403
41          HAR        Harman International Industries, Incorporated             0.58%            34.230        1,403
            Energy
            _________
61          CDIS       Cal Dive International, Inc.                              0.58%            23.000        1,403
33          SGY        Stone Energy Corporation                                  0.59%            43.370        1,431
            Financial
            __________
79          SBIB       Sterling Bancshares, Inc.                                 0.58%            17.850        1,410
            Healthcare
            ___________
29          MRX        Medicis Pharmaceutical Corporation                        0.57%            48.000        1,392
27          RMD        ResMed Inc.                                               0.58%            51.780        1,398
54          TECH       Techne Corporation                                        0.58%            26.010        1,405
            Technology
            __________
34          BARZ       BARRA, Inc.                                               0.58%            41.400        1,408
75          CTS        CTS Corporation                                           0.58%            18.800        1,410
32          MRCY       Mercury Computer Systems, Inc.                            0.58%            43.590        1,395

                       Schedule of Investments (cont'd.)

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP VALUE COMPANIES:
            Basic Materials
            _______________
31          SSD        Simpson Manufacturing Co., Inc.                           0.74%           $57.770       $1,791
            Capital Goods
            ____________
52          ESIO       Electro Scientific Industries, Inc.                       0.75%            34.900        1,815
            Consumer Cyclicals
            _________________
71          MNC        Monaco Coach Corporation                                  0.75%            25.790        1,831
96          NAUT       Nautica Enterprises, Inc.                                 0.75%            19.000        1,824
48          TOL        Toll Brothers, Inc.                                       0.74%            37.550        1,802
            Consumer Staples
            _______________
45          SMG        The Scotts Company                                        0.75%            40.500        1,822
            Energy
            _________
95          VPI        Vintage Petroleum, Inc.                                   0.75%            19.180        1,822
            Financial
            __________
83          CFBX       Community First Bankshares, Inc.                          0.75%            21.960        1,823
69          FBP        First BanCorp. (3)                                        0.75%            26.240        1,811
            Technology
            _____________
66          BELFB      Bel Fuse Inc. (Class B)                                   0.75%            27.630        1,824
44          CACI       CACI International Inc.                                   0.74%            40.930        1,801
            Utilities
            __________
63          EGN        Energen Corporation                                       0.75%            28.920        1,822

                       Schedule of Investments (cont'd.)

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            MID-CAP GROWTH COMPANIES:
            Capital Goods
            _____________
23          LLL        L-3 Communications Holdings, Inc.                         0.75%           $79.150       $1,820
            Consumer Cyclicals
            __________________
42          ANF        Abercrombie & Fitch Co.                                   0.74%            43.020        1,807
48          CDWC       CDW Computer Centers, Inc.                                0.75%            38.020        1,825
            Consumer Staples
            ________________
43          MKC        McCormick & Company, Incorporated                         0.74%            42.020        1,807
            Energy
            ______
59          BJS        BJ Services Company                                       0.75%            30.870        1,821
            Financial
            _________
40          TCB        TCF Financial Corporation                                 0.75%            45.300        1,812
            Healthcare
            __________
27          BRL        Barr Laboratories, Inc.                                   0.76%            68.580        1,852
36          ESRX       Express Scripts, Inc.                                     0.76%            51.100        1,840
            Technology
            __________
25          ACS        Affiliated Computer Services, Inc.                        0.76%            74.100        1,852
92          CDN        Cadence Design Systems, Inc.                              0.75%            19.760        1,818
64          SDS        SunGard Data Systems, Inc.                                0.75%            28.310        1,812
45          SYMC       Symantec Corporation                                      0.76%            40.700        1,831

                       Schedule of Investments (cont'd.)

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             MID-CAP VALUE COMPANIES:
             Basic Materials
             _______________
 62          CBT        Cabot Corporation                                         0.92%           $35.980       $2,231
             Capital Goods
             ____________
 60          PCP        Precision Castparts Corp.                                 0.92%            37.210        2,233
             Consumer Cyclicals
             _________________
 54          JNY        Jones Apparel Group, Inc.                                 0.92%            41.350        2,233
 80          OSI        Outback Steakhouse, Inc.                                  0.92%            27.950        2,236
             Consumer Staples
             _______________
 44          SZA        Suiza Foods Corporation                                   0.93%            51.080        2,247
             Energy
             _________
 46          UDS        Ultramar Diamond Shamrock Corporation                     0.91%            48.170        2,216
             Financial
             _________
 44          ACF        AmeriCredit Corp.                                         0.92%            50.590        2,226
 59          GPT        GreenPoint Financial Corp.                                0.91%            37.480        2,211
 55          RDN        Radian Group Inc.                                         0.92%            40.360        2,220
             Healthcare
             __________
 81          MYL        Mylan Laboratories Inc.                                   0.92%            27.510        2,228
             Technology
             __________
103          SCI        SCI Systems, Inc.                                         0.92%            21.660        2,231
             Utilities
             _________
 74          UCU        UtiliCorp United Inc.                                     0.92%            30.130        2,230

                       Schedule of Investments (cont'd.)

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP GROWTH COMPANIES:
             Capital Goods
             ____________
117          GE         General Electric Company                                  2.42%           $50.250       $5,879
             Consumer Cyclicals
             _________________
211          IPG        The Interpublic Group of Companies, Inc.                  2.42%            27.790        5,864
             Consumer Staples
             _______________
104          KMB        Kimberly-Clark Corporation                                2.42%            56.380        5,864
 93          PG         The Procter & Gamble Company                              2.41%            62.800        5,840
             Financial
             __________
 97          COF        Capital One Financial Corporation                         2.42%            60.410        5,860
             Healthcare
             ___________
114          JNJ        Johnson & Johnson                                         2.43%            51.600        5,882
 87          MRK        Merck & Co., Inc.                                         2.42%            67.500        5,872
139          PFE        Pfizer Inc.                                               2.41%            42.020        5,841
             Technology
             _____________
111          AOL        AOL Time Warner Inc.                                      2.43%            53.000        5,883
207          EMC        EMC Corporation                                           2.42%            28.350        5,868
 85          MSFT       Microsoft Corporation                                     2.41%            68.850        5,852
327          TLAB       Tellabs, Inc.                                             2.41%            17.910        5,857

                        Schedule of Investments (cont'd.)

             Ibbotson(R) Cornerstone Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP VALUE COMPANIES:
             Basic Materials
             _______________
186          AA         Alcoa Inc.                                                2.91%           $38.000       $7,068
             Capital Goods
             _____________
134          TYC        Tyco International Ltd. (3)                               2.93%            52.980        7,099
             Communication Services
             ______________________
507          WCOM       WorldCom, Inc.-WorldCom Group                             2.92%            13.960        7,078
             Consumer Cyclicals
             __________________
282          F          Ford Motor Company                                        2.92%            25.080        7,073
             Consumer Staples
             ________________
147          MO         Philip Morris Companies Inc.                              2.92%            48.170        7,081
             Energy
             ______
 74          CHV        Chevron Corporation (4)                                   2.90%            94.950        7,026
             Financial
             _________
 83          FNM        Fannie Mae                                                2.93%            85.660        7,110
179          FBF        FleetBoston Financial Corporation                         2.91%            39.490        7,069
191          WM         Washington Mutual, Inc.                                   2.91%            37.000        7,067
             Healthcare
             __________
114          UNH        UnitedHealth Group Incorporated                           2.93%            62.290        7,101
             Technology
             __________
238          A          Agilent Technologies, Inc.                                2.91%            29.650        7,057
             Utilities
             _________
179          DUK        Duke Energy Corporation                                   2.91%            39.500        7,070
                                                                                 ______                       ________
                              Total Investments                                    100%                       $242,561
                                                                                 ======                       ========

_____________

See "Notes to Schedules of Investments" on page 27.

                         Schedule of Investments

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP GROWTH COMPANIES:
            Capital Goods
            ____________
38          CHP        C&D Technologies, Inc.                                    0.42%           $26.700       $1,015
            Consumer Cyclicals
            _________________
17          SLOT       Anchor Gaming                                             0.41%            58.450          994
30          HAR        Harman International Industries, Incorporated             0.42%            34.230        1,027
            Energy
            _________
44          CDIS       Cal Dive International, Inc.                              0.42%            23.000        1,012
23          SGY        Stone Energy Corporation                                  0.41%            43.370          997
            Financial
            __________
57          SBIB       Sterling Bancshares, Inc.                                 0.42%            17.850        1,017
            Healthcare
            ___________
21          MRX        Medicis Pharmaceutical Corporation                        0.42%            48.000        1,008
20          RMD        ResMed Inc.                                               0.43%            51.780        1,036
39          TECH       Techne Corporation                                        0.42%            26.010        1,014
            Technology
            _____________
24          BARZ       BARRA, Inc.                                               0.41%            41.400          994
54          CTS        CTS Corporation                                           0.42%            18.800        1,015
23          MRCY       Mercury Computer Systems, Inc.                            0.41%            43.590        1,003

                      Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP VALUE COMPANIES:
            Basic Materials
            _______________
21          SSD        Simpson Manufacturing Co., Inc.                           0.50%           $57.770       $1,213
            Capital Goods
            ____________
35          ESIO       Electro Scientific Industries, Inc.                       0.50%            34.900        1,221
            Consumer Cyclicals
            _________________
47          MNC        Monaco Coach Corporation                                  0.50%            25.790        1,212
64          NAUT       Nautica Enterprises, Inc.                                 0.50%            19.000        1,216
32          TOL        Toll Brothers, Inc.                                       0.50%            37.550        1,202
            Consumer Staples
            _______________
30          SMG        The Scotts Company                                        0.50%            40.500        1,215
            Energy
            _________
63          VPI        Vintage Petroleum, Inc.                                   0.50%            19.180        1,208
            Financial
            __________
55          CFBX       Community First Bankshares, Inc.                          0.50%            21.960        1,208
46          FBP        First BanCorp. (3)                                        0.50%            26.240        1,207
            Technology
            _____________
44          BELFB      Bel Fuse Inc. (Class B)                                   0.50%            27.630        1,216
30          CACI       CACI International Inc.                                   0.51%            40.930        1,228
            Utilities
            __________
42          EGN        Energen Corporation                                       0.50%            28.920        1,215

                      Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001



                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            MID-CAP GROWTH COMPANIES:
            Capital Goods
            ____________
15          LLL        L-3 Communications Holdings, Inc.                          0.49%          $79.150       $1,187
            Consumer Cyclicals
            _________________
28          ANF        Abercrombie & Fitch Co.                                    0.50%           43.020        1,205
32          CDWC       CDW Computer Centers, Inc.                                 0.50%           38.020        1,217
            Consumer Staples
            _______________
29          MKC        McCormick & Company, Incorporated                          0.50%           42.020        1,219
            Energy
            _________
39          BJS        BJ Services Company                                        0.50%           30.870        1,204
            Financial
            __________
27          TCB        TCF Financial Corporation                                  0.50%           45.300        1,223
            Healthcare
            ___________
18          BRL        Barr Laboratories, Inc.                                    0.51%           68.580        1,234
24          ESRX       Express Scripts, Inc.                                      0.51%           51.100        1,226
            Technology
            _____________
16          ACS        Affiliated Computer Services, Inc.                         0.49%           74.100        1,186
61          CDN        Cadence Design Systems, Inc.                               0.50%           19.760        1,205
43          SDS        SunGard Data Systems, Inc.                                 0.50%           28.310        1,217
30          SYMC       Symantec Corporation                                       0.50%           40.700        1,221

                       Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            MID-CAP VALUE COMPANIES:
            Basic Materials
            _______________
45          CBT        Cabot Corporation                                         0.67%           $35.980       $1,619
            Capital Goods
            ____________
43          PCP        Precision Castparts Corp.                                 0.66%            37.210        1,600
            Consumer Cyclicals
            _________________
39          JNY        Jones Apparel Group, Inc.                                 0.66%            41.350        1,613
58          OSI        Outback Steakhouse, Inc.                                  0.67%            27.950        1,621
            Consumer Staples
            _______________
32          SZA        Suiza Foods Corporation                                   0.67%            51.080        1,635
            Energy
            _________
34          UDS        Ultramar Diamond Shamrock Corporation                     0.68%            48.170        1,638
            Financial
            __________
32          ACF        AmeriCredit Corp.                                         0.67%            50.590        1,619
43          GPT        GreenPoint Financial Corp.                                0.66%            37.480        1,612
40          RDN        Radian Group Inc.                                         0.67%            40.360        1,614
            Healthcare
            ___________
59          MYL        Mylan Laboratories Inc.                                   0.67%            27.510        1,623
            Technology
            _____________
75          SCI        SCI Systems, Inc.                                         0.67%            21.660        1,624
            Utilities
            __________
54          UCU        UtiliCorp United Inc.                                     0.67%            30.130        1,627

                      Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP GROWTH COMPANIES:
             Capital Goods
             ____________
 80          GE         General Electric Company                                  1.66%           $50.250       $4,020
             Consumer Cyclicals
             _________________
145          IPG        The Interpublic Group of Companies, Inc.                  1.66%            27.790        4,030
             Consumer Staples
             _______________
 72          KMB        Kimberly-Clark Corporation                                1.67%            56.380        4,059
 64          PG         The Procter & Gamble Company                              1.66%            62.800        4,019
             Financial
             __________
 67          COF        Capital One Financial Corporation                         1.67%            60.410        4,047
             Healthcare
             ___________
 78          JNJ        Johnson & Johnson                                         1.66%            51.600        4,025
 60          MRK        Merck & Co., Inc.                                         1.67%            67.500        4,050
 96          PFE        Pfizer Inc.                                               1.66%            42.020        4,034
             Technology
             _____________
 76          AOL        AOL Time Warner Inc.                                      1.66%            53.000        4,028
143          EMC        EMC Corporation                                           1.67%            28.350        4,054
 59          MSFT       Microsoft Corporation                                     1.68%            68.850        4,062
226          TLAB       Tellabs, Inc.                                             1.67%            17.910        4,048

                    Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP VALUE COMPANIES:
             Basic Materials
             _______________
133          AA         Alcoa Inc.                                                2.08%           $38.000       $5,054
             Capital Goods
             ____________
 95          TYC        Tyco International Ltd. (3)                               2.08%            52.980        5,033
             Communication Services
             ______________________
362          WCOM       WorldCom, Inc.-WorldCom Group                             2.08%            13.960        5,054
             Consumer Cyclicals
             _________________
201          F          Ford Motor Company                                        2.08%            25.080        5,041
             Consumer Staples
             _______________
105          MO         Philip Morris Companies Inc.                              2.09%            48.170        5,058
             Energy
             _________
 53          CHV        Chevron Corporation (4)                                   2.08%            94.950        5,032
             Financial
             __________
 59          FNM        Fannie Mae                                                2.08%            85.660        5,054
128          FBF        FleetBoston Financial Corporation                         2.08%            39.490        5,055
137          WM         Washington Mutual, Inc.                                   2.09%            37.000        5,069
             Healthcare
             ___________
 81          UNH        UnitedHealth Group Incorporated                           2.08%            62.290        5,045
             Technology
             _____________
170          A          Agilent Technologies, Inc.                                2.08%            29.650        5,040
             Utilities
             __________
128          DUK        Duke Energy Corporation                                   2.09%            39.500        5,056

                      Schedule of Investments (cont'd.)

             Ibbotson(R) Centerpiece Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage        Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate      Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price    Share         the Trust (2)
_________    _____________________________________                               _________         ______        _________
             INTERNATIONAL COMPANIES:
             Finland
             ______________
271          NOK        Nokia Oy (ADR)                                            2.50%           $ 22.400       $6,070
             Germany
             ______________
163          BF         BASF AG (ADR)                                             2.51%             37.300        6,080
             Japan
             ______________
 68          HMC        Honda Motor Co., Ltd. (ADR)                               2.49%             88.840        6,041
             Spain
             ______________
157          TEF        Telefonica S.A. (ADR)                                     2.51%             38.700        6,076
             Switzerland
             ______________
113          NSRGY      Nestle SA (ADR)                                           2.49%             53.470        6,042
172          NVS        Novartis AG (ADR)                                         2.50%             35.300        6,072
             The Netherlands
             ______________
 92          ING        ING Groep N.V. (ADR)                                      2.50%             65.800        6,054
195          AHO        Koninklijke Ahold N.V. (ADR)                              2.50%             31.140        6,072
             United Kingdom
             ______________
 46          BCS        Barclays Plc (ADR)                                        2.48%            130.500        6,003
114          BP         BP Plc (ADR)                                              2.50%             53.160        6,060
214          CSG        Cadbury Schweppes Plc (ADR)                               2.50%             28.300        6,056
284          VOD        Vodafone Group Plc (ADR)                                  2.50%             21.330        6,058
                                                                                 ______                       _________
                               Total Investments                                   100%                        $242,433
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 27.

                          Schedule of Investments

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP GROWTH COMPANIES:
            Capital Goods
            ____________
38          CHP        C&D Technologies, Inc.                                    0.42%           $26.700       $1,015
            Consumer Cyclicals
            _________________
17          SLOT       Anchor Gaming                                             0.41%            58.450          994
30          HAR        Harman International Industries, Incorporated             0.42%            34.230        1,027
            Energy
            _________
44          CDIS       Cal Dive International, Inc.                              0.42%            23.000        1,012
23          SGY        Stone Energy Corporation                                  0.41%            43.370          997
            Financial
            __________
57          SBIB       Sterling Bancshares, Inc.                                 0.42%            17.850        1,017
            Healthcare
            ___________
21          MRX        Medicis Pharmaceutical Corporation                        0.42%            48.000        1,008
20          RMD        ResMed Inc.                                               0.43%            51.780        1,036
39          TECH       Techne Corporation                                        0.42%            26.010        1,014
            Technology
            _____________
24          BARZ       BARRA, Inc.                                               0.41%            41.400          994
54          CTS        CTS Corporation                                           0.42%            18.800        1,015
23          MRCY       Mercury Computer Systems, Inc.                            0.41%            43.590        1,003

                      Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            SMALL-CAP VALUE COMPANIES:
            Basic Materials
            _______________
21          SSD        Simpson Manufacturing Co., Inc.                           0.50%           $57.770       $1,213
            Capital Goods
            ____________
35          ESIO       Electro Scientific Industries, Inc.                       0.50%            34.900        1,221
            Consumer Cyclicals
            _________________
47          MNC        Monaco Coach Corporation                                  0.50%            25.790        1,212
64          NAUT       Nautica Enterprises, Inc.                                 0.50%            19.000        1,216
32          TOL        Toll Brothers, Inc.                                       0.50%            37.550        1,202
            Consumer Staples
            _______________
30          SMG        The Scotts Company                                        0.50%            40.500        1,215
            Energy
            _________
63          VPI        Vintage Petroleum, Inc.                                   0.50%            19.180        1,208
            Financial
            __________
55          CFBX       Community First Bankshares, Inc.                          0.50%            21.960        1,208
46          FBP        First BanCorp. (3)                                        0.50%            26.240        1,207
            Technology
            _____________
44          BELFB      Bel Fuse Inc. (Class B)                                   0.50%            27.630        1,216
30          CACI       CACI International Inc.                                   0.51%            40.930        1,228
            Utilities
            __________
42          EGN        Energen Corporation                                       0.50%            28.920        1,215

                       Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            MID-CAP GROWTH COMPANIES:
            Capital Goods
            ____________
15          LLL        L-3 Communications Holdings, Inc.                         0.49%           $79.150       $1,187
            Consumer Cyclicals
            _________________
28          ANF        Abercrombie & Fitch Co.                                   0.50%            43.020        1,205
32          CDWC       CDW Computer Centers, Inc.                                0.50%            38.020        1,217
            Consumer Staples
            _______________
29          MKC        McCormick & Company, Incorporated                         0.50%            42.020        1,219
            Energy
            _________
39          BJS        BJ Services Company                                       0.50%            30.870        1,204
            Financial
            __________
27          TCB        TCF Financial Corporation                                 0.50%            45.300        1,223
            Healthcare
            ___________
18          BRL        Barr Laboratories, Inc.                                   0.51%            68.580        1,234
24          ESRX       Express Scripts, Inc.                                     0.51%            51.100        1,226
            Technology
            _____________
16          ACS        Affiliated Computer Services, Inc.                        0.49%            74.100        1,186
61          CDN        Cadence Design Systems, Inc.                              0.50%            19.760        1,205
43          SDS        SunGard Data Systems, Inc.                                0.50%            28.310        1,217
30          SYMC       Symantec Corporation                                      0.50%            40.700        1,221

                      Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                Percentage       Market        Cost of
Number      Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares   Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________   _____________________________________                               _________        ______        _________
            MID-CAP VALUE COMPANIES:
            Basic Materials
            _______________
39          CBT        Cabot Corporation                                         0.58%           $35.980       $1,403
            Capital Goods
            ____________
38          PCP        Precision Castparts Corp.                                 0.58%            37.210        1,414
            Consumer Cyclicals
            _________________
34          JNY        Jones Apparel Group, Inc.                                 0.58%            41.350        1,406
51          OSI        Outback Steakhouse, Inc.                                  0.59%            27.950        1,425
            Consumer Staples
            _______________
28          SZA        Suiza Foods Corporation                                   0.59%            51.080        1,430
            Energy
            _________
29          UDS        Ultramar Diamond Shamrock Corporation                     0.58%            48.170        1,397
            Financial
            __________
28          ACF        AmeriCredit Corp.                                         0.58%            50.590        1,416
38          GPT        GreenPoint Financial Corp.                                0.59%            37.480        1,424
35          RDN        Radian Group Inc.                                         0.58%            40.360        1,413
            Healthcare
            ___________
51          MYL        Mylan Laboratories Inc.                                   0.58%            27.510        1,403
            Technology
            _____________
65          SCI        SCI Systems, Inc.                                         0.58%            21.660        1,408
            Utilities
            __________
47          UCU        UtiliCorp United Inc.                                     0.58%            30.130        1,416

                      Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001



                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP GROWTH COMPANIES:
             Capital Goods
             ____________
 64          GE         General Electric Company                                  1.33%           $50.250       $3,216
             Consumer Cyclicals
             _________________
116          IPG        The Interpublic Group of Companies, Inc.                  1.33%            27.790        3,224
             Consumer Staples
             _______________
 57          KMB        Kimberly-Clark Corporation                                1.33%            56.380        3,214
 51          PG         The Procter & Gamble Company                              1.32%            62.800        3,203
             Financial
             __________
 54          COF        Capital One Financial Corporation                         1.35%            60.410        3,262
             Healthcare
             ___________
 63          JNJ        Johnson & Johnson                                         1.34%            51.600        3,251
 48          MRK        Merck & Co., Inc.                                         1.34%            67.500        3,240
 77          PFE        Pfizer Inc.                                               1.33%            42.020        3,236
             Technology
             _____________
 61          AOL        AOL Time Warner Inc.                                      1.33%            53.000        3,233
114          EMC        EMC Corporation                                           1.33%            28.350        3,232
 47          MSFT       Microsoft Corporation                                     1.33%            68.850        3,236
181          TLAB       Tellabs, Inc.                                             1.34%            17.910        3,242

                      Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             LARGE-CAP VALUE COMPANIES:
             Basic Materials
             _______________
106          AA         Alcoa Inc.                                                1.66%           $38.000       $4,028
             Capital Goods
             ____________
 76          TYC        Tyco International Ltd. (3)                               1.66%            52.980        4,026
             Communication Services
             ______________________
290          WCOM       WorldCom, Inc.-WorldCom Group                             1.67%            13.960        4,048
             Consumer Cyclicals
             _________________
161          F          Ford Motor Company                                        1.67%            25.080        4,038
             Consumer Staples
             _______________
 84          MO         Philip Morris Companies Inc.                              1.67%            48.170        4,046
             Energy
             _________
 43          CHV        Chevron Corporation (4)                                   1.68%            94.950        4,083
             Financial
             __________
 47          FNM        Fannie Mae                                                1.66%            85.660        4,026
102          FBF        FleetBoston Financial Corporation                         1.66%            39.490        4,028
109          WM         Washington Mutual, Inc.                                   1.66%            37.000        4,033
             Healthcare
             ___________
 65          UNH        UnitedHealth Group Incorporated                           1.67%            62.290        4,049
             Technology
             _____________
136          A          Agilent Technologies, Inc.                                1.66%            29.650        4,032
             Utilities
             __________
102          DUK        Duke Energy Corporation                                   1.66%            39.500        4,029

                      Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001



                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             INTERNATIONAL COMPANIES:
             Finland
             ______________
271          NOK        Nokia Oy (ADR)                                            2.50%           $ 22.400       $6,070
             Germany
             ______________
163          BF         BASF AG (ADR)                                             2.51%             37.300        6,080
             Japan
             ______________
 68          HMC        Honda Motor Co., Ltd. (ADR)                               2.49%             88.840        6,041
             Spain
             ______________
157          TEF        Telefonica S.A. (ADR)                                     2.51%             38.700        6,076
             Switzerland
             ______________
113          NSRGY      Nestle SA (ADR)                                           2.49%             53.470        6,042
172          NVS        Novartis AG (ADR)                                         2.50%             35.300        6,072
             The Netherlands
             ______________
 92          ING        ING Groep N.V. (ADR)                                      2.50%             65.800        6,054
195          AHO        Koninklijke Ahold N.V. (ADR)                              2.50%             31.140        6,072
             United Kingdom
             ______________
 46          BCS        Barclays Plc (ADR)                                        2.48%            130.500        6,003
114          BP         BP Plc (ADR)                                              2.50%             53.160        6,060
214          CSG        Cadbury Schweppes Plc (ADR)                               2.50%             28.300        6,056
284          VOD        Vodafone Group Plc (ADR)                                  2.50%             21.330        6,058

                    Schedule of Investments (cont'd.)

               Ibbotson(R) Pinnacle Equity Style Portfolio
                                 FT 545


                    At the Opening of Business on the
                  Initial Date of Deposit-June 26, 2001


                                                                                 Percentage       Market        Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share         the Trust (2)
_________    _____________________________________                               _________        ______        _________
             REIT COMPANIES:
             Apartments
             ______________
 43          AVB        Avalonbay Communities, Inc.                               0.83%           $46.700       $2,008
 56          CPT        Camden Property Trust                                     0.84%            36.150        2,024
 36          EQR        Equity Residential Properties Trust                       0.83%            56.230        2,024
             Healthcare
             ______________
 79          HR         Healthcare Realty Trust, Inc.                             0.84%            25.700        2,030
             Industrial
             ______________
 98          BED        Bedford Property Investors, Inc.                          0.84%            20.720        2,031
             Lodging
             ______________
163          HMT        Host Marriott Corporation                                 0.83%            12.390        2,020
             Office
             ________
 65          EOP        Equity Office Properties Trust                            0.83%            31.010        2,016
             Office/Industrial
             _____________
107          GLB        Glenborough Realty Trust Incorporated                     0.83%            18.810        2,013
 69          LRY        Liberty Property Trust                                    0.84%            29.410        2,029
 89          RA         Reckson Associates Realty Corporation                     0.84%            22.800        2,029
             Regional Malls
             ___________
 67          CBL        CBL & Associates Properties, Inc.                         0.84%            30.250        2,027
             Shopping Centers
             _____________
 45          KIM        Kimco Realty Corporation                                  0.84%            45.360        2,041
                                                                                 ______                      _________
                              Total Investments                                    100%                       $242,423
                                                                                 ======                      =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 26, 2001. Each Trust has a Mandatory
Termination Date of June 30, 2004.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                      Cost of
                                                      Securities
                                                      to Sponsor       Profit
                                                      _________        _______
Ibbotson(R) Cornerstone Equity Style Portfolio        $240,492         $2,069
Ibbotson(R) Centerpiece Equity Style Portfolio         240,240          2,193
Ibbotson(R) Pinnacle Equity Style Portfolio            240,507          1,916

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Chevron Corporation ("Chevron") has announced plans to merge with Texaco Inc. ("Texaco") to create a new company to be called ChevronTexaco Corporation ("ChevronTexaco"). As per the terms of the merger agreement, each shareholder of Chevron will receive one share of ChevronTexaco for each share of Chevron held. As a result of this expected transaction, it is anticipated that each Trust will receive shares of ChevronTexaco in exchange for the shares of Chevron which each holds. The transaction is subject to the approval of shareholders of each company and various regulatory authorities.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 545, consists of three separate portfolios set forth below:

- Ibbotson(R) Cornerstone Equity Style Portfolio

- Ibbotson(R) Centerpiece Equity Style Portfolio

- Ibbotson(R) Pinnacle Equity Style Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and initial and daily accrued deferred sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies selected by applying the asset allocation knowledge of Ibbotson Associates ("Ibbotson") and the stock selection expertise of Nike Securities L.P. Rather than using multiple investments to achieve diversification, the Trusts have been designed so that investors can fulfill the equity portion of their investment plans with a single investment.

The Trusts employ a "buy and hold" philosophy of investing. They invest in a fixed portfolio of stocks and hold them for a period of approximately three years. We believe that selecting stocks for a fixed portfolio requires experience and discipline. In selecting the Securities for the Trusts, the team of analysts at Nike Securities L.P. employed the same fundamental, bottom up approach that they have applied in choosing stocks for hundreds of other equity trusts. The Trusts represent an opportunity for investors to own the very best equity ideas from the Nike Securities L.P. research team that Ibbotson has tailored to fill specific investment needs.

What is Asset Allocation? Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. In the opinion of Ibbotson, it is the number one factor in determining both the return and risk of an investment portfolio. Asset allocation is responsible for approximately 91.5% of total performance, with other factors, such as market timing and security selection, having the remaining impact. [Source: Brinson, Gary
P. et al. "Determinants of Portfolio Performance," Financial Analysts Journal, July/August 1986. Updated in Financial Analysts Journal, May/June 1991.]

Why Does Asset Allocation Work? Simply stated-diversification. Diversifying your portfolio makes you less dependent on the performance of any single asset. Effective diversification requires combining assets that behave differently when held during changing economic or market conditions. Moreover, investing assets that have low correlation may insulate your portfolio from major downswings and potentially increase returns. For example, according to Ibbotson, since the 1930s the top performing asset class in each decade has varied, with no single asset class consistently outperforming the others.


Each of the Trusts is designed for the entire equity portion of your overall investment portfolio. The Ibbotson(R) Cornerstone Equity Style Portfolio invests primarily in U.S. equities of all sizes and styles. The Trust, which invests in growth and value stocks of small-, mid-, and large-cap issuers, is weighted more heavily towards large-cap stocks. The Ibbotson(R) Centerpiece Equity Style Portfolio invests in the same stocks as the Ibbotson(R) Cornerstone Equity Style Portfolio, but also invests approximately 30% of its portfolio in international equities of all sizes and styles. The Ibbotson(R) Pinnacle Equity Style Portfolio invests in the same stocks as the Ibbotson(R) Centerpiece Equity Style Portfolio, but also invests approximately 10% of its portfolio in REITs.



Used with permission. (c) 2000 Ibbotson Associates, Inc. All rights reserved.



The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. Market capitalization designations used for the Trusts are as follows: Small-Cap-less than $1.5 billion; Mid-Cap-$1.5 billion to $8 billion; Large-Cap-over
$8 billion.


You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry, sector or investment style as a whole and the performance of each Trust is expected to differ from that of its comparative industry, sector or investment style. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors


Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Investment Style. Although the Securities contained in each Trust meet the stated style, capitalization, and investment objective of such Trusts on the Initial Date of Deposit, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from a Trust as a result of market fluctuations.


Real Estate Investment Trusts. Certain of the Securities in the Ibbotson(R) Pinnacle Equity Style Portfolio are Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies Inc., or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The initial sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge you will pay is comprised of the following:

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to 3.00% of the Public Offering Price per Unit.


Daily Accrued Deferred Sales Charge. The daily accrued deferred sales charge is equal to $.060 per Unit and will be accrued daily at the rate of $.00005479 per Unit and paid on the 20th day of each month (or if the 20th day is not a business day, on the preceding business day) beginning July 20, 2001 and continuing for the life of a Trust and at such Trust's termination. On the Initial Date of Deposit this fee will equal .60% of the Public Offering Price, but because this fee is a fixed dollar amount per Unit it will vary from .60% as the Public Offering Price varies from $10 per Unit. However, in no event will the daily accrued deferred sales charge exceed .70% of the Public Offering Price per Unit. When you purchase Units, you will only be subject to daily accrued deferred sales charge payments not yet accrued.


Creation and Development Fee. As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the initial sales charge is reduced as described below.

                                            Your maximum
If you invest                               initial
(in thousands):*                            sales charge
                                            will be:
_________________                           ________________
$50 but less than $100                      2.75%
$100 but less than $250                     2.50%
$250 but less than $500                     2.15%
$500 but less than $1 million               2.00%
$1 million or more                          1.25%

* Breakpoint initial sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced initial sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced initial sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced initial sales charge. Any reduced initial sales charge is the responsibility of the party making the sale.

You may use termination proceeds from any unit investment trust with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that if you purchase Units of the Trusts in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.0% of the Public Offering Price per Unit. However, for Units purchased with redemption or termination proceeds, this amount will be reduced to 2.0% of the Public Offering Price per Unit. Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial sales charge.

Broker/dealer firms will receive a concession of up to $.02 per Unit sold. In addition, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the initial and/or deferred sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable initial and/or deferred sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors and included a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the initial sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected deferred sales charge and creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trusts' registration statements yearly are also now chargeable to the Trusts. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.05% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by the Trusts for the use of certain trademarks and trade names of Ibbotson Associates;

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Because each Trust has a maturity of approximately three years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the daily accrued deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the daily accrued deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the

Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued deferred sales charge at the time of termination. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 5,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                     Information on
                  Ibbotson Associates,
           the Sponsor, Trustee and Evaluator

Ibbotson Associates.

Ibbotson Associates is a leading authority on asset allocation, providing products and consulting services to help investment professionals make the best asset allocation decisions for their clients. The Chicago-based firm was founded in 1977 by Roger G.
Ibbotson, Ph.D., who maintains his role as Chairman while serving as a full-time professor of Finance at the Yale School of Management.

Ibbotson Associates bridges the gap between modern academic theory and real-world investment practice, while filling a growing need in the finance and investment industry for an independent, single-source provider of investment knowledge, expertise and technology.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 43


                             FIRST TRUST (R)


             IBBOTSON(R) CORNERSTONE EQUITY STYLE PORTFOLIO
             IBBOTSON(R) CENTERPIECE EQUITY STYLE PORTFOLIO
               IBBOTSON(R) PINNACLE EQUITY STYLE PORTFOLIO

                                 FT 545

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-63256) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              June 26, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                            First Trust  (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 545 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated June 26, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   1


   Real Estate Investment Trusts                               1


   Foreign Issuers                                             3


Litigation
   Microsoft Corporation                                       3
   Tobacco Industry                                            4


Portfolios
   Ibbotson(R) Cornerstone Equity Style Portfolio              4
   Ibbotson(R) Centerpiece Equity Style Portfolio              9
   Ibbotson(R) Pinnacle Equity Style Portfolio                10

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.


Real Estate Investment Trusts ("REITs"). An investment in Units of the Ibbotson(R) Pinnacle Equity Style Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.



REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.



REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.



The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.



REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.



The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.



Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Ibbotson(R) Pinnacle Equity Style Portfolio.


Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation



Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.



Tobacco Industry. Certain of the issuers of Securities in the Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.



In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Portfolios

   Equity Securities Selected for Ibbotson(R) Cornerstone Equity Style
                                Portfolio


SMALL-CAP GROWTH COMPANIES:



Capital Goods
_____________



C&D Technologies, Inc., headquartered in Blue Bell, Pennsylvania, produces integrated reserve power systems for telecommunications, electronic information and industrial applications. The company also produces embedded high-frequency switching power supplies used in telecommunications equipment, advanced office electronics and sophisticated computer systems, and motive power systems for electric industrial vehicles.



Consumer Cyclicals
__________________



Anchor Gaming, headquartered in Las Vegas, Nevada, develops and distributes unique proprietary games, operates casinos in Colorado, and operates one of the largest gaming machine routes in Nevada.



Harman International Industries, Incorporated, headquartered in
Washington, D.C., makes and distributes a broad range of high quality, high fidelity audio and video system components for the consumer home and automotive, original equipment manufacturer, and professional markets worldwide.



Energy
______



Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.



Stone Energy Corporation, headquartered in Lafayette, Louisiana, acquires, exploits and operates oil and gas properties mainly in the Gulf Coast Basin.



Financial
_________



Sterling Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company that provides commercial and retail banking services primarily in the Houston metropolitan area.



Healthcare
__________



Medicis Pharmaceutical Corporation, headquartered in Scottsdale,
Arizona, is a pharmaceutical developer and marketer of dermatology products. The company's products focus on treating acne, acne-related conditions, fungal infections, skin discoloration, and inflammatory and hyperproliferative skin diseases, such as psoriasis and topical dermatitis.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.



Technology
__________



BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.



CTS Corporation, headquartered in Elkhart, Indiana, designs, manufactures and sells electronic components and electronic component assemblies used in the communications, automotive and computer industries.



Mercury Computer Systems, Inc., headquartered in Chelmsford, Massachusetts, designs, makes and sells high performance, real-time digital signal processing computer systems that transform sensor generated data into information which can be displayed as images for human interpretation or subjected to additional computer analysis.



SMALL-CAP VALUE COMPANIES:



Basic Materials
_______________



Simpson Manufacturing Co., Inc., headquartered in Dublin, California, through its subsidiaries, designs, engineers and manufactures wood-to-wood, wood-to-concrete and wood-to-masonry connectors and venting systems for gas and wood burning appliances.



Capital Goods
_____________



Electro Scientific Industries, Inc., headquartered in Portland, Oregon, provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products.



Consumer Cyclicals
__________________



Monaco Coach Corporation, headquartered in Coburg, Oregon, makes premium Class A motor coaches and towable recreational vehicles (fifth wheel trailers and travel trailers) under the "Monaco," "Holiday Rambler," "Royale Coach" and "McKenzie Towables" brand names.



Nautica Enterprises, Inc., headquartered in New York, New York, primarily designs, manufactures and markets apparel under the following brands: "Nautica," "Nautica Competition," "NST-Nautica Sport Tech,"

Page 4

"Nautica Jeans Company," "John Vavartos," "E. Magrath" and "Byron
Nelson." All company brands are designed by an in-house design and merchandising staff.



Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.



Consumer Staples
________________



The Scotts Company, headquartered in Columbus, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.



Energy
______



Vintage Petroleum, Inc., headquartered in Tulsa, Oklahoma, acquires, explores and develops oil and gas reserves. The company also purchases, gathers and markets gas and oil in the United States, Argentina and Bolivia.



Financial
_________



Community First Bankshares, Inc., headquartered in Fargo, North Dakota, through subsidiaries, conducts a banking business in nine states. The company also offers trust and insurance services. The company also owns and operates insurance agencies which sell property and casualty insurance and make some sales of other types of insurance, such as life, accident and crop hail insurance



First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.



Technology
__________



Bel Fuse Inc. (Class B), headquartered in Jersey City, New Jersey, is engaged in the design, manufacture and sale of products used in telecommunications, networking, business equipment and consumer electronic applications.



CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation. The company provides services to U.S. defense and civilian agencies and to commercial enterprises.



Utilities
_________



Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.



MID-CAP GROWTH COMPANIES:



Capital Goods
_____________



L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.



Consumer Cyclicals
__________________



Abercrombie & Fitch Co., headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Consumer Staples
________________



McCormick & Company, Incorporated, headquartered in Sparks, Maryland, is a diversified specialty food company which is engaged in the manufacture of spices, seasonings, flavors and other specialty food products and sells products to the consumer food market, the foodservice market and to industrial food processors.



Energy
______



BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.



Financial
_________



TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.


Page 5



Healthcare
__________



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.



Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.



Technology
__________



Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.



Cadence Design Systems, Inc., headquartered in San Jose, California, provides comprehensive software and other technology and offers design and methodology services for the product development requirements of the world's leading electronics companies.



SunGard Data Systems, Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



MID-CAP VALUE COMPANIES:



Basic Materials
_______________



Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.



Capital Goods
_____________



Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.



Consumer Cyclicals
__________________



Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.



Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.



Consumer Staples
________________



Suiza Foods Corporation, headquartered in Dallas, Texas, manufactures and distributes fresh milk and related dairy products, plastic packaging and packaged ice in the United States. The company also distributes and markets refrigerated, shelf-stable and frozen food products.



Energy
______



Ultramar Diamond Shamrock Corporation, headquartered in San Antonio, Texas, is an independent refiner and marketer of high-quality refined products and convenience store merchandise in the northeastern, central and southwestern United States and eastern Canada.



Financial
_________



AmeriCredit Corp., headquartered in Fort Worth, Texas, is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans.



GreenPoint Financial Corp., headquartered in New York, New York, conducts a savings bank business through branches in the New York City metropolitan area. The company also offers lending programs, development opportunities and mortgage banking.


Page 6



Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.



Healthcare
__________



Mylan Laboratories Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others. The company's generic drugs encompass approximately 33 different therapeutic classes, including analgesics, antianginals, antianxiety agents, antibiotics, antidepressants, antidiabetics, antidiarrheals, an antigout drug, an antihistamine, antihypertensives, anti-inflammatories, antipsychotics, anxiolytics, a bronchial dilator, diuretics, hypnotic agents, a muscle relaxant and a uricosuric.



Technology
__________



SCI Systems, Inc., headquartered in Huntsville, Alabama, designs, makes, markets and services products for the computer, computer peripheral, telecommunication, medical, industrial, consumer, and military and aerospace markets.



Utilities
_________




UtiliCorp United Inc., headquartered in Kansas City, Missouri, is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair/servicing. The company's energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects. The company's international operations include activities in Australia, Canada and New Zealand.



LARGE-CAP GROWTH COMPANIES:



Capital Goods
_____________



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.



Consumer Cyclicals
__________________



The Interpublic Group of Companies, Inc., headquartered in New York, New York, is one of the largest organizations of advertising agencies and marketing service companies.



Consumer Staples
________________



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



Financial
_________



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.



Healthcare
__________



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Technology
__________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic

Page 7

mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



LARGE-CAP VALUE COMPANIES:



Basic Materials
_______________



Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



Capital Goods
_____________



Tyco International Ltd., headquartered in Hamilton, Bermuda, makes and distributes disposable medical supplies, specialty and flow control products and electrical and electronic components; conducts vehicle auctions; and installs fire detection and suppression systems, electronic security systems and undersea cable communication systems.




Communication Services
______________________



WorldCom, Inc.-WorldCom Group, headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Consumer Cyclicals
__________________



Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.



Consumer Staples
________________



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



Energy
______



Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company is also developing businesses in the areas of e-commerce and technology.



Financial
_________




Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Healthcare
__________



UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services.

Page 8

These businesses include: UnitedHealthcare, Uniprise, Ovations,
Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.



Technology
__________



Agilent Technologies, Inc., headquartered in Palo Alto, California, operates four businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis, supported by a central laboratory. The company's businesses excel in applying measurement technologies to develop products that sense, analyze, display and communicate data, and its customers include many of the world's leading high-technology firms.



Utilities
_________



Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.


   Equity Securities Selected for Ibbotson(R) Centerpiece Equity Style
                                Portfolio


The Ibbotson(R) Centerpiece Equity Style Portfolio is comprised of the equities contained in the Ibbotson(R) Cornerstone Equity Style
Portfolio, plus the following:



INTERNATIONAL COMPANIES:



Finland
_______



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Germany
_______



BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.



Japan
_____



Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.



Spain
_____




Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Switzerland
___________



Nestle SA (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



The Netherlands
_______________



ING Groep N.V. (ADR), headquartered in Amsterdam, The Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



Koninklijke Ahold N.V. (ADR), headquartered in Zaandam, The Netherlands, is principally engaged in the operation of food retail supermarkets in The Netherlands, Latin America, Southern and Central Europe, Southeast Asia and the United States.



United Kingdom
______________



Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.



BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.



Cadbury Schweppes Plc (ADR), headquartered in London, England, manufactures, markets, and distributes internationally branded confectionary and beverage products through wholesale and retail outlets.


Page 9



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Equity Securities Selected for Ibbotson(R) Pinnacle Equity Style Portfolio


The Ibbotson(R) Pinnacle Equity Style Portfolio is comprised of the equities contained in the Ibbotson(R) Centerpiece Equity Style
Portfolio described above, plus the following:



REIT COMPANIES:



Apartments
__________



Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.



Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.



Equity Residential Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in the acquisition, disposition, ownership, management and operation of multifamily properties.



Healthcare
__________



Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, is a self-managed real estate investment trust that integrates owning, managing and developing income-producing real estate properties related to health services throughout the United States.



Industrial
__________



Bedford Property Investors, Inc., headquartered in Lafayette,
California, is a self-managed real estate investment trust which invests in completed, income-producing real estate properties such as office and industrial buildings, mainly in the western United States.



Lodging
_______



Host Marriott Corporation, headquartered in Bethesda, Maryland, is a self-managed real estate investment trust which owns upscale and luxury full-service hotel properties mainly operated under the "Marriott," "Four Seasons," "Hyatt," "Ritz-Carlton" and "Swissotel" brand names.



Office
______



Equity Office Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in acquiring, owning, managing, leasing and renovating office properties and parking facilities throughout the United States.



Office/Industrial
_________________



Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.



Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.



Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.



Regional Malls
______________



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



Shopping Centers
________________



Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 41 states.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 10






               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 545, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 545, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 26, 2001.

                              FT 545

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   June 26, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-63256 of FT 545 of our report dated June 26, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
June 26, 2001


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 545 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-7